UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated July 17, 2025 – Update on BW LPG’s Product Services Q2 2025 Segment Performance
99.2	Press release of BW LPG Limited dated July 17, 2025 - BW LPG successfully closes two key financing facilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

Date: July 17, 2025

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